FARMERS & MERCHANTS BANCORP, INC.

307 North Defiance Street

Archbold, Ohio 43502

(419) 446-2501

August 4, 2022

VIA E-MAIL AND EDGAR:

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: David Gessert(gessertd@sec.gov)

Re:	Farmers & Merchants Bancorp, Inc.
Registration Statement on Form S-4
Filed on July 25, 2022, as amended on August 4, 2022
Registration No, 333-266320

Dear Mr. Gessert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Farmers & Merchants Bancorp, Inc. (the “Company”) respectfully requests that the effectiveness under the Securities Act of the above captioned Registration Statement be accelerated to August 8, 2022 at 5:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable.

The Company respectfully request that it be notified of such effectiveness by a telephone call to Martin Werner, of Shumaker, Loop & Kendrick, LLP at 419.321.1395.

Very truly yours,

FARMERS & MERCHANTS BANCORP, INC.

By:	/s/ Lars B. Eller
Lars B. Eller
President and Chief Executive Officer